Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 13, 2025

FAIRFAX SELLS INTEREST IN EUROLIFE LIFE INSURANCE
OPERATIONS TO EUROBANK

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it has entered into a term sheet with Eurobank Ergasias Services and Holdings S.A. (“Eurobank”) pursuant to which Eurobank or an affiliate thereof will acquire from certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”) the 80% equity interest owned by Fairfax in the life insurance business operated by Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) for cash consideration of €813 million.

Following the transaction, Eurolife’s life insurance business will be wholly-owned by Eurobank, while Fairfax will maintain its 80% equity interest in the property and casualty insurance business operated by Eurolife. As part of the proposed transaction, Fairfax will acquire from Eurobank a 45% equity interest in ERB Asfalistiki (“ERBA”), the company through which Eurobank’s property and casualty insurance business are operated in Cyprus, for cash consideration of €59 million. Fairfax will have the right to acquire the remaining 55% equity interest in ERBA over time. The proposed transactions are subject to customary closing conditions and are expected to close in the first quarter of 2026.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented: “We are very pleased to be able to maintain the focus of our insurance operations on property and casualty insurance and reinsurance, while still benefitting from the continued success of the Eurolife life insurance business through our ownership stake in Eurobank. Eurolife’s life insurance business has done incredibly well under the leadership of Alexandros Sarrigeorgiou, and we expect that it will continue to perform very well under the ownership of Eurobank and its leader, Fokion Karavias.”

Upon the closing of the transaction, Alexandros Sarrigeorgiou will assume the position of Executive Chairman of the Board of Directors of Eurolife’s general insurance business, and Vassilis Nikiforakis, the current Chief Financial Officer of Eurolife, will assume the position of Managing Director and Chief Executive Officer of Eurolife’s general insurance business, leading the sustainable growth of this business and further solidifying Fairfax’s presence in the Greek insurance industry.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946